UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Director/PDMR Shareholding - dated 01 July 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 01, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

                  1 July 2015

 Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR")

The Company announces the following transactions by PDMRs in the ordinary shares of the Company with a nominal value of 25p each (the "Shares") which were notified to the Company on 30 June 2015:

1. The reinvestment of an interim dividend for the year ending 31 December 2015 in Shares ("Reinvestment 1") on behalf of PDMRs by an independent nominee, the Barclays Corporate Nominee Arrangement.

2.   The reinvestment of an interim dividend for the year ending 31 December 2015 in Shares by the trustee of the Barclays Group Sharepurchase Plan ("Reinvestment 2"), a tax-qualifying all employee share plan.

3.   The reinvestment of an interim dividend for the year ending 31 December 2015 in American Depositary Shares (ADS1) in the Company by the trustee of the Global Sharepurchase Plan ("GSP") ("Reinvestment 3"), an all employee       share plan.

4. The allocation of Shares to PDMRs representing the quarterly payment of the role based pay2 component of their fixed remuneration, for the three months to 30 June 2015.

5. The release of Shares the subject of an award made to a PDMR under the Barclays Group Joiners Share Value Plan ("JSVP").

The market price shown below is as at the date the Shares were provided and the place of trading was the London Stock Exchange.

The number of Shares received by PDMRs is as follows:
PDMR	Date of Transaction	No. of Shares received	Shares deducted to cover tax liabilities3	Share Price	Balance of Shares
A Jenkins - Reinvestment 1 - Role based pay	30/06/2015 30/06/2015	3,092 90,614	- 42,589	£2.7424 £2.6210	5,540,236
T Morzaria - Reinvestment 1 - Role based pay	30/06/2015 30/06/2015	2,089 71,537	- 33,623	£2.7424 £2.6210	840,998
M Harte - Reinvestment 1 - Role based pay - JSVP4	30/06/2015 30/06/2015 30/06/2015	152 66,768 614,418	- 31,381 288,777	£2.7424 £2.6210 £2.6210	-
R Le Blanc - Reinvestment 1 - Reinvestment 2 - Role based pay	30/06/2015 22/06/2015 30/06/2015	1,152 2 143,075	- - 67,246	£2.7424 £2.6356 £2.6210	-
I McDermott Brown - Reinvestment 1 - Role based pay	30/06/2015 30/06/2015	398 38,153	- 17,932	£2.7424 £2.6210	-
R Hoyt - Reinvestment 1 - Role based pay	30/06/2015 30/06/2015	1,318 114,460	- 53,797	£2.7424 £2.6210	-
Amer Sajed - Reinvestment 1 - Reinvestment 2 - Reinvestment 3	30/06/2015 22/06/2015 24/06/2015	1 2 121	- - -	£2.7424 £2.6356 $4.1576	-
T King - Reinvestment 1 - Role based pay	30/06/2015 30/06/2015	5,330 236,662	- 122,047	£2.7424 £2.6210	-
M Roemer - Reinvestment 1 - Role based pay	30/06/2015 30/06/2015	256 42,922	- 20,174	£2.7424 £2.6210	-
A Vaswani - Reinvestment 1 - Reinvestment 2 - Role based pay	30/06/2015 22/06/2015 30/06/2015	582 21 85,845	- - 40,348	£2.7424 £2.6356 £2.6210	-
J Moulds - Role based pay	30/06/2015	66,768	31,381	£2.6210	-

1The twelve shares acquired by Amer Sajed  are in the form of three ADRs each representing four Shares. The price paid per ADR was US $16.6303.
2 Role Based Pay is a class of fixed pay which is payable quarterly and is delivered in Shares to the PDMRs, subject to a holding period with restrictions lifting over five years (20% each year).
3Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.
4The allocation of Shares to Michael Harte on 30 June 2015 under the JSVP, representing a partial vesting of a buy-out award granted to him in respect of awards he forfeited as a result of accepting employment with Barclays.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)203 134 7744